

August 31, 2010

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

        Re: **Petróleo Brasileiro S.A.- Petrobras**
               Form 20-F/A for Fiscal Year Ended December 31, 2009
               Filed August 31, 2010
               File No. 1-15106

Dear Mr. Barbassa:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director

cc: <u>Facsimile (212) 225-3999</u>
      Nicolas Grabar
      Cleary Gottlieb Steen & Hamilton LLP